UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

Commission File Number: 000-29970

THE DESCARTES SYSTEMS GROUP INC.
(Translation of registrant’s name into English)

120 Randall Drive
Waterloo, Ontario
Canada N2V 1C6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________.

                The attached Quarterly Report to Shareholders regarding the Company’s results for the fiscal 2007 second quarter ended July 31, 2006 is furnished herewith as Exhibit 99.1. The attached Form 51-102F4 Business Acquisition Report dated as of September 13, 2006 is furnished herewith as Exhibit 99.2. The attached By-Laws of The Descartes Systems Group Inc. as of July 5, 2006 are furnished herewith as Exhibit 99.3. The attached Certificate of Amalgamation dated July 31, 2006 is furnished herewith as Exhibit 99.4. The attached Amalgamation By-Laws effective as of July 31, 2006 are furnished herewith as Exhibit 99.5. The attached Form M11 Articles of Continuance are furnished herewith as Exhibit 99.6. The attached press release, issued by the Company on September 7, 2006, is furnished herewith as Exhibit 99.7.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE DESCARTES SYSTEMS GROUP INC.

(Registrant)

By:	/s/J. Scott Pagan
Name:	J. Scott Pagan
Title:	General Counsel and Corporate Secretary

Date: October 11, 2006

EXHIBITS

Exhibit No.	Description

99.1	Fiscal 2007 Second Quarter Report to Shareholders

99.2	Form 51-102F4 Business Acquisition Report

99.3	By-Laws

99.4	Certificate of Amalgamation

99.5	Amalgamation By-Laws

99.6	Form M11 Articles of Continuance

99.7	Press Release dated September 7, 2006